                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        AMENDMENT NO. 1 TO SCHEDULE 13E-3
                    TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                NTL EUROPE, INC.
                              (Name of the Issuer)

                                NTL EUROPE, INC.
                        (Name of Person Filing Statement)

                          COMMON STOCK ($.01 PAR VALUE)
                         (Title of Class of Securities)

                                    62940R103
                      (CUSIP Number of Class of Securities)


                                                              COPY TO:
              JEFFREY A. BRODSKY                        JONATHAN KLEIN, ESQ.
               NTL EUROPE, INC.                           PIPER RUDNICK LLP
              37 PURCHASE STREET                     1251 AVENUE OF THE AMERICAS
             RYE, NEW YORK 10580                      NEW YORK, NEW YORK 10020
                (914) 921-1800                             (212) 835-6102
    (Name, Address and Telephone Number of
   Person Authorized to Receive Notices and
Communications of Behalf of the Person Filing
             Statement)


This statement is filed in connection with (check the appropriate box):

(a)      [X]      The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.

(b)      [ ]      The filing of a registration statement under the Securities
                  Act of 1933.

(c)      [ ]      A tender offer.

(d)      [ ]      None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

     Calculation of Filing Fee:


                     Transaction Valuation              Amount of Filing Fee
                         $ 196,687.77                         $ 15.91*


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     *   The amount of the filing fee is calculated in accordance with
Rule 0-11(b)(1) of the Securities Exchange Act of 1934, by multiplying
$ 196,687.77 (the "Transaction Valuation") by .00008090. The Transaction Valuation is equal to 19,668,777, the total shares of common stock subject to the reverse stock split, multiplied by $.01, the value assigned to the common stock for purposes of cashing out fractional shares.


     [X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


         Amount Previously Paid: $6.47    Form or Registration No.: SC 13E-3
         Filing Party: NTL Europe, Inc.   Date Filed: October 8, 2003


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                                  INTRODUCTION


         This Amendment No. 1 to the Schedule 13E-3 Transaction Statement (this "Amendment No. 1") amends the Schedule 13E-3 Transaction Statement filed in connection with the concurrent filing by NTL Europe, Inc. (the "Company") with the Securities and Exchange Commission (the "SEC") of a preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") in connection with a special meeting of the stockholders of the Company currently scheduled to be held on _______ , 2003. Concurrently with the filing of this Amendment No. 1, the Company is filing an Amendment No. 1 to its Proxy Statement (the "Amended Proxy Statement"). The Company is submitting to its stockholders a proposal to approve and adopt a Certificate of Amendment to the Company's Certificate of Incorporation providing for (a) a one-for-50,000 reverse stock split of the Company's common stock, par value $.01 per share (the "Common Stock"), and (b) a cash payment of $.01 for each share of Common Stock on a pre-split basis (the "Cash Consideration") in lieu of the issuance of any resulting fractional shares of Common Stock to each stockholder whose ownership would include or consist of less than one share of the Company's Common Stock following such reverse stock split (the "Reverse Stock Split"). The Reverse Stock Split is upon the terms and subject to the conditions set forth in the Amended Proxy Statement, a copy of which was filed under cover of Schedule 14A with the SEC simultaneously with this filing.



         The information contained in the Amended Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Amended Proxy Statement is in preliminary form and is subject to completion or further amendment. This Amendment No. 1 will be amended to reflect such completion or further amendment of the preliminary Amended Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Amended Proxy Statement.


ITEM 1.           SUMMARY TERM SHEET


         The Summary Term Sheet required by Item I of this Schedule 13E-3 is incorporated by reference to the section of the Amended Proxy Statement captioned "Summary of Terms of Reverse Stock Split."


ITEM 2.           SUBJECT COMPANY INFORMATION

         (a) Name and Address: The name of the Company is NTL Europe, Inc. The complete mailing address of the Company's principal executive offices is 37 Purchase Street, Rye, New York 10580. The Company's telephone number is (914) 921-1800.

         (b) Securities: The number of shares of Common Stock outstanding as of September 15, 2003 was 19,657,769 shares.


         (c)      Trading Market and Price: The information required by this
Item 2(c) is incorporated by reference to the section of the Amended Proxy Statement captioned "Information About Us - Price Range of Common Stock and Dividends."


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         (d)      Dividends: The information required by this Item 2(d) is
incorporated by reference to the section of the Amended Proxy Statement captioned "Information About Us - Price Range of Common Stock and Dividends."


         (e)      Prior Public Offering: None.

         (f)      Prior Stock Purchases: None.

ITEM 3.           IDENTITY AND BACKGROUND OF FILING PERSON

         (a) Name and Address: The filing person is the Company. The required information regarding the Company is set forth in Item 2(a) above. See also Item 3(c) below. The required information for this Section 3(a) for each person specified in Instruction C to the Schedule is set forth on Appendix A hereto.

         (b)      Business and Background of Entities: Not applicable.

         (c)      Business and Background of Natural Persons:

                  (1) The required information for this Section 3(c)(1) for each person specified in Instruction C to the Schedule is set forth on Appendix A hereto.

                  (2) The required information for this Section 3(c)(c)(2) for each person specified in Instruction C to the Schedule is set forth on Appendix B hereto.

                  (3) Criminal Convictions of Persons Listed in Item 3(c)(1): None.

                  (4) Persons Listed in Item 3(c)(1) Who Were A Party to any Judicial or Administrative Proceeding: None.

                  (5) The required information for this Section 3(c)(5) for each person specified in Instruction C to the Schedule is set forth on Appendix A hereto.

ITEM 4.           TERMS OF THE TRANSACTION


         (a) Material Terms: The information required by this Item 4(a) is incorporated by reference to the sections of the Amended Proxy Statement captioned "Summary of Terms of Reverse Stock Split," Special Factors," "Proposal 1 - General," "- Payment of Fractional Shares," " - Vote Required," "Proposal 1A
- General," and " - Vote Required."


         (b) Different Terms: The terms of the Reverse Stock Split will apply equally to all stockholders, although as a result of the Reverse Stock Split, stockholders holding fewer than 50,000 shares of Common Stock immediately prior to the Reverse Stock Split will cease to be stockholders of the Company.

         (c) Appraisal Rights: There are no appraisal rights under Delaware law relating to the Reverse Stock Split.

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         (d)      Provisions for Unaffiliated Stockholders: The Company has not
made arrangements to provide unaffiliated stockholders with access to corporate files in connection with the Reverse Stock Split but will consider written requests from stockholders for particular information.


         (e) Eligibility for Listing or Trading: The information required by this Item 4(e) is incorporated by reference to the section of the Amended Proxy Statement captioned "Special Factors - Certain Effects of Reverse Stock Split Proposal on Our Stockholders."


ITEM 5.           PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS


         (a) Transactions: The information required by this Item 5(a) is incorporated by reference to the sections of the Amended Proxy Statement captioned "Special Factors - Fairness of the Reverse Stock Split Proposal - Rights, Preferences and Limitations."



         (b)      Significant Corporate Events: The information required by this
Item 5(b) is incorporated by reference to the sections of the Amended Proxy Statement captioned "Special Factors - Fairness of the Reverse Stock Split Proposal - Rights, Preferences and Limitations," "- Purpose and Reason for the Reverse Stock Split" and "Information About Us - General."



         (c)      Negotiations or Contracts: The information required by this
Item 5(c) is incorporated by reference to the sections of the Amended Proxy Statement captioned "Special Factors - Fairness of the Reverse Stock Split Proposal - Rights, Preferences and Limitations."


         (d)      Conflicts of Interest: Not applicable.


         (e) Agreements Involving the Company's Securities: The information required by this Item 5(e) is incorporated by reference to the section of the Amended Proxy Statement captioned "Special Factors - Certain Effects of Reverse Stock Split Proposal on Our Stockholders - Termination of Registration with SEC."


ITEM 6.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS


         (a)      Use of Securities Acquired: The information required by this
Item 6(a) is incorporated by reference to the section of the Amended Proxy Statement captioned "Special Factors - Certain Effects of Reverse Stock Split Proposal on Our Stockholders."



         (b) Plans: The information required by this Item 6(b) is incorporated by reference to the sections of the Amended Proxy Statement captioned "Special Factors - Certain Effects of Reverse Stock Split Proposal on Our Stockholders."


ITEM 7.           PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE REVERSE
STOCK SPLIT


         The information required by this Item 7 is incorporated by reference to the sections of the Amended Proxy Statement captioned "Special Factors - Purpose and Reasons for the Reverse Stock Split," "- Background," "- Alternatives Considered by the Board of Directors," and "- Certain Effects of Reverse Stock Split Proposal on Our Stockholders."


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ITEM 8.           FAIRNESS OF THE TRANSACTION


         The information required by this Item 8 is incorporated by reference to the sections of the Amended Proxy Statement captioned "Special Factors - Background" "- Alternatives Considered by the Board of Directors," "- Certain Effects of Reverse Stock Split Proposal on Our Stockholders," "- Fairness of the Reverse Stock Split Proposal," "Opinion of Financial Advisor" and "Appendix C - Fairness Opinion of Financial Adviser."


ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS


         The information required by this Item 9 is incorporated by reference to the sections of the Amended Proxy Statement captioned "Special Factors - Purpose and Reasons for the Reverse Stock Split," " - Fairness of the Reverse Stock Split Proposal," Opinion of Financial Advisor" and "Appendix C - Fairness Opinion of Financial Adviser."


ITEM 10.          SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION


         (a) Source of Funds: The information required by this Item 10(a) is incorporated by reference to the section of the Amended Proxy Statement captioned "Proposal 1 - Source and Amount of Funds or Other Consideration; Expenses of Transaction."


         (b)      Conditions: None


         (c) Expenses: The information required by this Item 10(c) is incorporated by reference to the section of the Amended Proxy Statement captioned "Proposal 1 - Source and Amount of Funds or Other Consideration; Expenses of Transaction."


         (d)      Borrowed Funds: None.

ITEM 11.          INTEREST IN SECURITIES OF THE SUBJECT COMPANY


         (a) Security Ownership: The information required by this Item 11 as to beneficial ownership of the Common Stock is incorporated by reference to the section of the Amended Proxy Statement captioned "Information About Us - Ownership of Our Voting Securities."


         (b) Security Transactions: There have been no transactions by the Company or any executive officer, director or affiliate with respect to the Common Stock during the last 60 days.

ITEM 12.          THE SOLICITATION OR RECOMMENDATION


         The information required by this Item 12 is incorporated by reference to the sections of the Amended Proxy Statement captioned "Proposal 1 - General," "-Vote Required," "Special Factors - Fairness of the Reverse Stock Split Proposal - Procedural Fairness Discussions," and "Proposal 1A - General," and "
- Vote Required."


ITEM 13.          FINANCIAL STATEMENTS

         (a) Financial Information: The financial statements of the Company required by this Item 13(a) are incorporated by reference to the Company's Annual Report on Form 10-K for the

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fiscal year ended December 31, 2002 and the Company's Quarterly Report on Form
10-Q for the quarter ended September 30, 2003, previously filed with the SEC on May 30, 2003 and November 19, 2003, respectively.


         (b) Pro Forma Information: Not applicable as the inclusion of pro forma financial information disclosing the effects of the transaction on the Company's financial statements is not material to stockholders.

ITEM 14.          PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED


         (a) Solicitations or Recommendations: The information required by this Item 14(a) is incorporated by reference to the section of the Amended Proxy Statement captioned "General Information - Persons Making the Solicitation."


         (b) Employees and Corporate Assets: The Company will be using corporate funds and the services of its executive officers to effect the Reverse Stock Split. The special committee of the board of directors of the Company (the "Special Committee") has retained the services of the financial advisor, Morgan Joseph & Co. Inc., to assist the Special Committee in the preparation of the fairness opinion and other documents related to the Reverse Stock Split and to advise it in connection with its duties with respect to the Reverse Stock Split. The Company has retained the services of the law firm of Piper Rudnick LLP to assist the Company in the preparation of the documents related to the Reverse Stock Split. The Special Committee has retained the law firm of McKenna Long & Aldridge LLP to advise it in connection with its duties with respect to the Reverse Stock Split.

ITEM 15.          ADDITIONAL INFORMATION


         The information set forth in the Amended Proxy Statement and the Company's Form 10-K for the fiscal year ended December 31, 2002 and the Company's Form 10-Q for the quarter ended September 30, 2003 is incorporated by reference in this Item 15.


ITEM 16.          EXHIBITS

         The following documents are being filed as exhibits to this Schedule 13E-3:

No.                      Description


1. Schedule 14A and Form of Amended Proxy Statement for the Special Meeting of Stockholders (incorporated by reference to the Schedule 14A filed with the SEC on the date hereof).



2. Fairness Opinion of Financial Advisor, filed as Appendix C to the Schedule 14A and Form of Amended Proxy Statement for the Special Meeting of Stockholders (incorporated by reference to the Schedule 14A filed with the SEC on the date hereof). *


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3.                       Presentation of Morgan Joseph & Co. Inc. to the Special
                         Committee of the Board of Directors of NTL Europe,
                         Inc., dated September 30, 2003. *



         * Previously filed.


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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                   NTL EUROPE, INC.

                                   By: /s/ Jeffrey A. Brodsky
                                       ------------------------------
                                   Name:  Jeffrey A. Brodsky
                                   Title: President and Chief Executive Officer


Dated: December 4, 2003


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                                   APPENDIX A

That the names, nationalities and addresses of other responsible persons of the Company are as follows:

                                                                                   PRINCIPAL
      NAME                               NATIONALITY                          OCCUPATION/ADDRESS
Jeffrey A. Brodsky                      United States        Chairman, President and Chief Executive Officer of
                                                             NTL Europe Inc.
                                                             c/o NLT Europe, Inc.
                                                             37 Purchase Street
                                                             Rye, New York 10580
                                                             (914) 921-1800

Michael J. Cochran                      United States        Of Counsel to McKenna Long & Aldridge LLP
                                                             c/o McKenna Long & Aldridge LLP
                                                             303 Peachtree Street, Suite 5300
                                                             Atlanta, Georgia 30308
                                                             (404) 527-4000

H. Sean Mathis                          United States        Affiliated with Morgan Joseph & Co. Inc.
                                                             C/o Morgan Joseph & Co. Inc.
                                                             600 Fifth Avenue, 19th Floor
                                                             New York, NY  10020
                                                             (212) 218-3700

Robert A. Schmitz                       United States        Vice President and Secretary of NTL Europe Inc.
                                                             c/o NLT Europe, Inc.
                                                             37 Purchase Street
                                                             Rye, New York 10580
                                                             (914) 921-1800

Richard A. Spohn                        United States        Vice President, Chief Accounting Officer, Chief
                                                             Financial Officer and Treasurer of NTL Europe, Inc.
                                                             c/o NLT Europe, Inc.
                                                             37 Purchase Street
                                                             Rye, New York 10580
                                                             (914) 921-1800

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                                   APPENDIX B

         That the material occupations, positions, offices or employment during the past five years of other responsible persons of the Company, giving the starting and ending dates of each and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on are as follows:

         Jeffrey A. Brodsky has been our chairman, president and chief executive officer since January 10, 2003. Since September 2000, Mr. Brodsky has been a managing director of Quest Turnaround Advisors, L.L.C., providing turnaround and crisis management services to senior management, boards of directors, creditors and investors in need of solutions to complex business situations. The complete mailing address of Quest Turnaround Advisors, L.L.C.'s principal executive offices is 37 Purchase Street, Rye, New York 10580. From March 1995 until September 2000, Mr. Brodsky was an independent crisis management consultant and worked with Jay Alix & Associates and Alvarez & Marsal, Inc, the principal executive offices of which are located at c/o AlixPartners, LLC, 2000 Town Center, Suite 2400, Southfield, Michigan 48075 and 599 Lexington Avenue, New York 10022, respectively. Representative assignments included (1) advising FINOVA Capital Corporation in connection with its restructuring of $11.1 billion of debt, (2) serving as interim management of Physician Computer Network, Inc. following the discovery of accounting irregularities and (3) managing the shutdown of the national operations of Viking Freight, Inc. on behalf of Caliber System, Inc. Mr. Brodsky became a director of Comdisco Holdings, Inc., in August 2001. Comdisco Holdings is a public company formed for the purpose of liquidating the assets of Comdisco, Inc., a technology services company which, together with its fifty affiliates, filed for bankruptcy in July 2001. He is also a director of TVMAX, Inc., a private cable television operator, and AboveNet, Inc., a leading provider of network infrastructure services.

         Michael J. Cochran has been one of our directors since January 10, 2003. Since September 15, 2003 Mr. Cochran has served as Of Counsel to McKenna Long & Aldridge LLP. The complete mailing address of McKenna Long & Aldridge LLP's principal executive offices is set forth in Item 3(c)(1) above. From October 2002 until September 15, 2003, Mr. Cochran was a partner at White Oak Management Partners, Inc., a private equity investment fund, at which he is involved in all activities including deal origination, evaluation and execution and portfolio management. The complete mailing address of White Oak Management Partners, Inc.'s principal executive offices is 1465 Northside Dr., N.W., Suite 222, Atlanta, Georgia 30318. From October 1997 until October 2002, Mr. Cochran was the principal and managing director of Equity Capital Partners, Inc., an Atlanta-based private equity fund primarily focused on acquiring, or making substantial equity investments in, established middle-market operating companies. From November 2001 until July 2002, he was also the crisis manager and co-president of IMS Group, Inc. The complete mailing address of IMS Group, Inc.'s principal executive offices is 3980 Martin Luther King Jr. Drive, Atlanta, Georgia 30336. During his tenure at Equity Capital Partners, Mr. Cochran was a member of the boards of directors of each of IMS Group, Inc., First Call Wireless Services, Inc. and Lanscot Arlen Fabrics, Inc., which were portfolio companies of Equity Capital Partners. The complete mailing address of Equity Capital Partners' principal executive offices is 4330 Georgetown Square, Suite 502, Atlanta, Georgia 30338. Prior to founding Equity Capital Partners in October 1997, Mr. Cochran was a

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

corporate attorney at Fried, Frank, Harris, Shriver & Jacobson in New York and London, and at King & Spalding LLP in Atlanta.

         H. Sean Mathis has been one of our directors since January 10, 2003. Since March 2003, he has been affiliated with the investment-banking firm of Morgan Joseph & Co. Inc., the address of which is set forth above in Item 3(c)(1). From September 2002 to March 2003, Mr. Mathis served as a special advisor at the investment-banking firm of Financo, Inc. The complete mailing address of Financo, Inc.'s principal executive offices is 535 Madison Avenue, #3, New York, New York 10020. Mr. Mathis is currently a director on the board of Kasper A.S.L, Ltd. Previously, he was a director on the boards of Thousand Trails, Inc., ARCH Wireless and Allied Digital Technologies, Corp. Until May 2002, Mr. Mathis was the president of Litchfield Asset Holdings, an investment advisory company he founded in 1983. The complete mailing address of Litchfield Asset Holdings' principal executive offices is 60 Carmel Hill Road, Bethlehem, Connecticut. From 1996 to 1999, Mr. Mathis was chairman of the board of Allis Chalmers, Inc., an industrial manufacturer. The complete mailing address of Allis Chalmers, Inc.'s principal executive offices is 7660 Woodway, Suite 200, Houston, Texas 77063.

         Robert A. Schmitz has been our vice president and secretary since January 10, 2003 and since July 10, 2003 has been our chief operating officer. Since September 2000, Mr. Schmitz has been a managing director at Quest Turnaround Advisors and since March 1996, he has been the president of Quest Capital, Ltd. The complete mailing address of Quest Turnaround Advisors' and Quest Capital, Ltd.'s principal executive offices is 37 Purchase Street, Rye, New York 10580. Mr. Schmitz has over 30 years experience as a management consultant, chief executive officer and private equity investor. From 1993 to 1997, Mr. Schmitz was a managing director of Trust Company of the West and a senior partner of TCW Capital, the private equity group at TCW. Mr. Schmitz joined TCW Capital with responsibility to turn around and sell troubled investments in the portfolio.

Richard A. Spohn has been our vice president and chief accounting officer since January 10, 2003 and since July 10, 2003 has served as our chief financial officer and treasurer. From October 2002 until January 2003, Mr. Spohn was a consultant engaged in the financial review of the Old NTL entities, which were scheduled to become NTL Europe, Inc. The complete mailing address of NTL Europe, Inc.'s principal executive offices is set forth in Item 2(a) above. From January 2001 through October 2002, Mr. Spohn was an independent financial consultant. Prior to 2001, Mr. Spohn spent 21 years with Ingersoll-Rand Company, an industrial manufacturing company, where he had held the title of chief accounting officer and was the company's controller of accounting and reporting from 1993 to 2000. The complete mailing address of Ingersoll-Rand Company's principal executive offices is 200 Chestnut Ridge Road, Woodcliff Lake, New Jersey 07675.

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